SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number 000-51236

RIPPLE LAKE DIAMONDS, INC.
(Translation of registrant's name into English)

595 Howe Street, Suite 305
Vancouver, British Columbia
Canada V6C 2T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ x ]         Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ]         No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Exhibit	Description

No. 1	Press Release

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Exhibit No. 1

NEWS RELEASE

Ripple Lake Diamonds secures additional claims in Northern Ontario

Vancouver BC - June 23, 2005 - Mr. Robert R. Lipsett, President of Ripple Lake Diamonds Inc. (TSX-V: RLD) announces that the company has entered into two option agreements to acquire 51 additional claims within its TCH claim block in the Lake Superior area of Ontario. The Company may extend the options by issuing shares on each of April 30, 2006, 2007, and 2008.

In addition, Ripple Lake announces that it has entered into an agreement with Nuinsco Resources Limited pursuant to which the company has the right to explore for diamonds on Nuinsco's nine claims in the Killala Township. These claims are within the boundary of Ripple Lake's TCH Diamond Project.

Ripple Lake will conduct and file the assessment work required on the Nuinsco claims prior to May 30, 2006 and may make annual payments of cash and stock to extend the option until May 30, 2008. Ripple Lake will pay Nuinsco a royalty of 2% of the sales proceeds from any diamonds produced on the optioned claims.

The agreement with Nuinsco is subject to approval by the TSX Venture Exchange

ON BEHALF OF RIPPLE LAKE DIAMONDS INC.
"Robert Lipsett"
Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.:
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a Canadian-based diamond exploration company focused on the acquisition and developmentof superior exploration assets. Ripple Lake's renowned technical expertise, managed by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists, is currently engaged in two highly prospective Canadian diamond exploration properties in Ontario and Nunavut. For more information on the Company visit http://ripplelake.com/.

Company Contact:
George Psefteas, Investor Relations
604.484.8264 x 3
info@ripplelake.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Dated this 3rd day of October, 2005.

RIPPLE LAKE DIAMONDS, INC. (Registrant)

BY:	/s/ Robert Lipsett
Robert Lipsett, President and Director